LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:

LANTHONY@LEGALANDCOMPLIANCE.COM

November 21, 2006

VIA ELECTRONIC FILING

ON EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Yolanda Crittendon, Staff Accountant

RE:

Infe-Human Resources, Inc.

Form 8-K

Filed November 7, 2006

File No. 000-50374

Dear Ms. Crittendon:

Please be advised that this firm serves as counsel to Infe Human Resources, Inc. (the “Company”). We are in receipt of your correspondence dated November 14, 2006 regarding the Form 8-K filed on November 7, 2006.  We hereby request an extension of time in which to respond to such correspondence, through and including December 20, 2006.

We request this extension to accommodate this firm as well as the Company with previously scheduled commitments over the Thanksgiving Holiday.  In addition, the Company has not yet retained a new independent auditing firm, which firm, when retained, will be requested to assist with the preparation of the response to your comments and in particular, comments 3 and 4.

We appreciate your consideration.  If you have any questions in the meantime, do not hesitate to contact the undersigned.

Legal & Compliance, LLC

By:__/s/ Laura Anthony______

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH